FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

National Bank of Greece announces that trading on the Athens Exchange of its 310,043 new, common registered shares with voting right commences on 25 January 2007. The said shares resulted from the Bank’s recent share capital increase by €1,550,215 due to the exercise of stock options by 300 beneficiaries at the sale price of €23.80 per share, pursuant to the Bank’s General Meetings of Shareholders’ resolutions of 22 June 2005 and 1 June 2006 and Board of Directors’ resolution of 29 November 2006. The Bank’s share capital increase was ratified by the Bank’s Board of Directors on 21 December 2006, pursuant to the General Meetings of Shareholders’ resolutions, as above, notified to the Ministry of Development and filed with the Register of Sociétés Anonymes under the respective announcement no K2-272/9.1.2007. Furthermore, admission to trading of the Bank’s 310,043 new, common registered shares was approved by the Athens Exchange Board of Directors at its meeting of 18 January 2007. On 25 January 2007 the said 310,043 new shares shall be available for trading on the Athens Exchange and shall have been credited to the beneficiaries’ investor and security accounts with the Dematerialized Securities System (DSS). As of the same date, the opening price of the Bank’s shares on the Athens Exchange shall be determined pursuant to the Athens Exchange Board of Directors’ resolution no 35. For further information, shareholders can consult the relevant brochure, available via the websites of the Athens Exchange and the Bank, or contact the Bank’s offices at Megaro Mela, Aiolou 93, Athens (Mr. M. Frousios, tel. +30 210-3343411) during business hours.

Athens, 22 January, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 23rd January, 2007
Vice Chairman – Deputy Chief Executive Officer